Exhibit 1.02

Conflict Minerals Report of VCA Antech, Inc.

In Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report (the “Report”) of VCA Antech, Inc. (“VCA”) for calendar year 2013 in accordance with Rule 13p-1 (the “rule”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to the rule, Form SD and the 1934 Act Release No. 34-67716 for definitions of the terms used in this Report, unless otherwise defined herein.

The rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The covered countries for the purposes of the rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (the “Covered Countries”).

Certain of the Company’s operations manufacture, or contract to manufacture, products for which the Conflict Minerals are necessary to the functionality or production of those products. As explained in further detail below, VCA has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals and the follow-up diligence suggested by the OECD Framework (further discussed below). The diligence undertaken was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources.

During our diligence, VCA underwent the following procedures:

• identified those business segments which manufactured or contracted to manufacture products during the reporting period and made an assessment of which of those products are reasonably believed to contain one or more Conflict Minerals. During this phase we determined that certain digital radiography equipment (“DR Equipment”) distributed by Sound-Eklin, VCA’s medical technology business, came within the scope of the rule. The DR Equipment is equipment used for x-ray imaging where digital x-ray sensors are used;

• compiled a list of the components used to assemble the DR Equipment and determined, based on the reasonable belief of our engineers, whether the components contained or could potentially contain, Conflict Minerals, as well as whether the minerals were necessary to the functionality or production of the DR Equipment. All components identified as containing or potentially containing Conflict Minerals were obtained from third party suppliers as VCA does not obtain any raw materials directly;

• identified which of our third party suppliers provided the components used in the production of the DR Equipment that we reasonably believe contain or may potentially contain Conflict Minerals;

• conducted a country of origin inquiry (“RCOI”) reasonably designed to determine whether any Conflict Minerals we believe may be in components used in the production of the DR Equipment may have originated in the Covered Countries or whether they were sourced from recycled or scrap materials. As part of the RCOI, VCA adopted a target test approach based on the dollar amount spent in calendar year 2013 in purchasing components from our third party suppliers. VCA selected all third party suppliers from whom we purchased components with a dollar value amount spent in calendar year 2013 of $100,000 or more. As a result we made inquiries of third party suppliers representing approximately 97% of the total dollar amount spent on components that may contain Conflict Minerals;

• contacted suppliers requesting information and documentation of the country of origin or source of the Conflict Minerals. The requested information and documentation was in the form of the EICC-GeSI Reporting Template that was created by the EICC and GeSI as a shared industry tool specifically designed to collect sourcing information related to Conflict Minerals;

• established a deadline for the identified suppliers to provide the requested Conflict Minerals information and documentation;

• followed up with unresponsive suppliers to request compliance with its requests for information and documentation, up to the given deadline;

• reviewed the responses compiled for each responding supplier.

VCA has received as of the date of this report responses to the Conflict Minerals reporting questionnaire from a majority of the suppliers contacted. A majority of the responses have declared “unknown” to having knowledge of the country of origin or source of the Conflict Minerals. None of the responses disclosed that any of the Conflict Minerals were sourced from a Covered Country.

The due diligence process summarized above was based on the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”), an internationally recognized due diligence framework. VCA is several levels removed from the actual mining of Conflict Minerals. VCA does not make purchases of raw ore or unrefined Conflict Minerals and makes no purchases in the Covered Countries.

In order to mitigate the risk that its necessary Conflict Minerals benefit armed groups, including any steps to improve our due diligence, VCA has adopted the following since the end of the reporting period:

• adopted the OECD Framework in order to effectively engage in due diligence going forward regarding the potential source Conflict Minerals;

• adopted, and is in the process of implementing, a supply chain policy/risk management plan to address the current risks in its supply chain; and

• continuing to perform due diligence in its chain of supply by obtaining confirmation from the responding suppliers of their planned compliance of the Conflict Mineral requirements and following-up with suppliers who have not responded to our Conflict Minerals reporting questionnaire.

VCA has determined in good faith that for calendar year 2013, its conflict minerals status resulting from its due diligence efforts shows it to be “DRC conflict undeterminable”.

This information is publicly available at http://investor.vcaantech.com/governance.cfm.

This Report has not been subject to an independent private sector audit as allowed under the rule, which provides a temporary accommodation for the first two years following November 13, 2012.

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